Exhibit 99.1

                                  GLOSSARY

ABYSSAL  ADJ.
     Pertaining to the depositional environment of the deepest area of the ocean basins, the abyss. The depositional energy is low, the abyssal plain is flat and nearly horizontal and fine-grained sediments are deposited slowly by waning turbidity currents or from suspension in the water. It is the region of the ocean bottom between the bathyal and hadal zones, from depths of approximately 3,000 to 6,000 meters (10,000 to 20,000 feet).

ABYSSAL  ENTRY  (AE)  N.
     Geological survey or study that pertains to the depths characteristic of the abyss.
     See:  Abyssal.

ABYSSAL  SEISMIC  ENTRY  (ASE)  N.
     Seismic  survey(s) that pertains to the depths characteristic of the abyss.
     See:  Abyssal  and  Seismic.

ACTIVE  WELL  N.
     A well in mechanical condition for production or service use (i.e., in active production or service use).

AEROMAGNETIC  SURVEY  N.
     Measurements of the Earth's magnetic field gathered from aircraft. Magnetometers towed by an airplane or helicopter can measure the intensity of the Earth's magnetic field. The differences between actual measurements and theoretical values indicate anomalies in the magnetic field, which in turn represent changes in rock type or in thickness of rock units.

AEROSPACE  SURVEY  N.
     The study of land surface characteristics using satellite images and other visual representations shot from space.

AIRBORNE  GEOPHYSICAL  SURVEY  N.
     The study of land surface characteristics by taking photographs and other visual representations from an altitude (i.e. from an aircraft).

ARRIVAL  N.
     An event or appearance of seismic data as a reflection, refraction, diffraction or other similar feature, or the time at which seismic data appear. An event in a seismic section can represent a geologic interface.

ASSOCIATED  GAS  N.
     Gas combined with oil. Known also as gas cap gas and solution gas, it provides the drive mechanism needed to force oil to the surface of a well. Associated gas is normally present in an oil reservoir in the early stages of production.

BARREL  N.
     The standard unit of measure of liquids in the petroleum industry; it contains 42 U.S. standard gallons and is commonly abbreviated as bbl.

BASIN  N.
     A depression of the earth's surface into which sediments are deposited, usually characterized by sediment accumulation over a long interval; a broad area of the earth beneath which layers of rock are inclined, usually from the sides toward the center.

BOREHOLE  N.
     The hole in the earth made by the drill; the uncased drill hole from the surface to the bottom of the well.

DEPTH  POINT  MEASURING  (DPM)  V.
     1.  While  drilling,  is  the  measure of the drilling instrument.
     2. While conducting seismic survey, is the measure of the signal speed when shot into the ground.

DEVELOPMENT  N.
     Activities following exploration including the installation of facilities and the drilling and completion of wells for production purposes.

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DISCOVERY  N.
     A  find  of  significant  quantities  of  gas  or  oil.

EXPLORATION  N.
     The process of searching for minerals preliminary to development. Exploration activities include (1) geophysical surveys, (2) drilling to locate an oil or gas reservoir, and (3) the drilling of additional wells after a discovery to delineate a reservoir. It enables the lessee to determine whether to proceed with development and production.

FARM-IN-PARTNER  N.
     A party to a farm-in agreement, in our case a party who will develop the property, or farmee.

FARM-IN  AGREEMENT  N.
     A farm-in/farm-out is an arrangement in which the owner of a working interest assigns all or part of the working interest in the property to another party (the farmee) in return for the exploration and development of the property. Most common type is when the farmor conveys its working interest to the farmee and retains the royalty interest by the way of receiving a specified portion of the mineral produced, free and clear of any costs. The farmee in return agrees to pay all of the costs to explore, develop, and produce the property and receives its share of revenue after deducting the royalty.

GEOCHEMISTRY  SURVEY  N.
     Study of a territory by collecting earth samples and analyzing their composition as separate micro elements.

GEO-DYNAMIC  TESTING  V.
     Any survey or test involving the study of dynamics or shapes of geologic structures being targeted.

GEOLOGIC  SURVEY  N.
     A survey or investigation of the Earth, of the physical changes which the Earth's crust has undergone or is undergoing, and of the causes producing those changes.

GEOLOGICAL  MAP  N.
     A  map  showing  the  structure  and  composition  of  the  Earth's  crust.

GEOLOGY  N.
     The study of the Earth-its history, structure, composition, life forms and the processes that continue to change it.

GRAVIMETRIC  SURVEY  N.
     A survey made to determine the acceleration of gravity at various places on the Earth's surface.

GRAVIMETRY  N.
     The  measurement  of  gravity  or  the  study  of  its  variations.

GRAVITATIONAL  SURVEY  N.
     Study of a territory with the objective of studying gravitational characteristics of rock formations (densities of earth layers). Also see:
     Gravimetry.

GRAVITY  PROSPECTING  V.
     In gravity prospecting, geophysicists measure minute variations in the force of gravity from rocks up to a few miles beneath the earth's surface. Different types of rocks have different densities and oil exists where porous rock exists which has a lesser density and the denser rocks have the greater gravitational attraction.

HIGH-SPEED  DRILLING  V.
     Standard  rotary  drilling  of  boreholes.

INITIAL  ARRIVAL  N.
     First  arrival.
     See:  Arrival.

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LOCAL  TECTONIC  TESTING  V.
     Any survey or test involving the study of tectonics performed locally, as opposed to globally.
     See:  Tectonic.

MAGNETICS  N.
     The study of the Earth's magnetic field, a branch of geophysics that began with the observation by British scientist William Gilbert (1544 to 1603) that the Earth is a magnet. Variations in the magnetic field can be used to determine the extent of sedimentary basins and the depth to basement rocks, as well as to differentiate between igneous rocks and certain sedimentary rocks such as salt. High-resolution magnetic surveys can also be used to determine the locations of oil pipelines and production equipment.

MAGNETIC  SURVEY  N.
     A  survey  which  involves  the  study  of  magnetics.
     See:  Magnetics.

MICROBIOLOGIC  OIL  GEOLOGY  N.
     Encompasses all types of methods researched under the microbiologic study of geology. Microbiology is a branch of biology that deals with microorganisms and their effects on other living organisms.
     See:  Geology.

PARAMETRIC  ADJ.
     1. Pertaining to variation of the frequency while maintaining the geometry of electromagnetic surveying. In contrast, geometric pertains to keeping the same geometry while varying the frequency.

     2. Pertaining to a method of seismic inversion to separate wave fields by iteratively developing a model of the data that conforms to the recorded data. Parametric inversion is used in processing vertical seismic profile(VSP) data.

PARAMETRIC  DRILLING  V.
     Drilling of a well with the objective of studying the overall geological characteristics of a territory or a region.

PRODUCTION  N.
     The phase of oil and gas operations involved with well fluids extraction, separation, treatment, measurement, etc.

PROLIFIC  WELL  N.
     A  well  with  high  debits;  a  well  that  produces  high  volumes.


PROVED  OIL  AND  GAS  RESERVES  N.
     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          1. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.
          The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          2. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

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PROVED  DEVELOPED  OIL  AND  GAS  RESERVES  N.
     Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED  UNDEVELOPED  RESERVES  N.
     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

SEISMIC  ADJ.
     Pertaining to waves of elastic energy, such as that transmitted by P-waves and S-waves, in the frequency range of approximately 1 to 100 Hz. Seismic energy is studied by scientists to interpret the composition, fluid content, extent and geometry of rocks in the subsurface. "Seismic," used as an adjective, is preferable to "seismics," although "seismics" is used commonly as a noun.

STRATIGRAPHIC  ANALYSIS  N.
     See:  Stratigraphy.

STRATIGRAPHY  N.
     The study of the history, composition, relative ages and distribution of strata, and the interpretation of strata to elucidate Earth history. The comparison, or correlation, of separated strata can include study of their lithology, fossil content, and relative or absolute age.

TECTONIC  ADJ.
     Pertaining to the structure or movement of the earth's crust; "tectonic plates"; "tectonic valleys".

TEST  WELL  N.
     A prospecting well drilled on a selected site for exploratory purposes - to verify the presence of mineral resources.

THERMAL  SURVEY  N.
     Study  of  thermal  (heat)  currents  migrating  from  subsurface.

TWO-DIMENSIONAL  SURVEY  N.
     Seismic data or a group of seismic lines acquired individually such that there typically are significant gaps (commonly 1 km or more) between adjacent lines. A 2D survey typically contains numerous lines acquired orthogonally to the strike of geological structures (such as faults and folds) with a minimum of lines acquired parallel to geological structures to allow line-to-line tying of the seismic data and interpretation and mapping of structures.

VAPOR  CHROMATOGRAPHY  N.
     A method of thermal survey which detects the chemical composition of a thermal (heat) current that migrates from subsurface.

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WELL  N.
     A hole drilled or bored into the earth, usually cased with metal pipe, for the production of gas or oil. A hole for the injection under pressure of water or gas into a subsurface rock formation.

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